COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
AUTHORIZED CAPITAL PUBLICLY-HELD COMPANY
Corporate Tax Registry (CNPJ/M.F) n.º 47.508.411/0001-56

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON OCTOBER 31, 2005

On October 31, 2005, 3:00 p.m., the members of the Board of Directors of Companhia Brasileira de Distribuição held a meeting at the Company’s head office at Av. Brigadeiro Luiz Antonio, 3142, in the city of Sao Paulo. The Chairman of the Board, Abilio dos Santos Diniz, started the meeting and invited me, Marise Rieger Salzano, to be the secretary of the meeting. Beginning the meeting, the Chairman requested me to read the Agenda, which I did, and which content is as follows: (i) examination of Mr. Augusto Marques da Cruz resignation request from the CEO position; (ii) appointment of Executive Officers to perform administrative and Company’s representative tasks attributed to the CEO, for the interim, until the election of a new CEO, and (iii) other Company’s related matters. After the beginning of the meeting the Board members examined the items in the Agenda and unanimously decided to (i) accept the resignation of Mr. Augusto Marques da Cruz, Brazilian, married, economist, bearer of Identity Card RG 5.761.837-9, SSP-SP, enrolled with the Individual Taxpayer’s Registry under nº 688.369.968-68, resident in the capital of the State of São Paulo, domiciled at Av. Brigadeiro Luiz Antonio nº 3172, from the CEO position; to which was elected by the Board of Directors’ Meeting held on June 22, 2005; (ii) indicate the Investment and Construction Projects Director, Caio Racy Mattar, Brazilian, married, civil engineer, bearer of Identity Card RG 5.396.320-9, SSP-SP, enrolled with the Individual Taxpayer’s Registry under nº 034.118.768-24, resident in the capital of the State of São Paulo, with commercial address Av. Brigadeiro Luiz Antonio nº 317, the Pão de Açúcar Supermarkets Director, José Roberto Coimbra Tambasco, Brazilian, divorced, business administrator, bearer of Identity Card RG 7.659.908 SSP-SP, enrolled with the Individual Taxpayer’s Registry under nº 966.121.508-15, resident in the capital of the State of São Paulo, with commercial address at Av. Brigadeiro Luiz Antonio nº 3172 and the Administrative Director, Enéas César Pestana Neto, Brazilian, married, accountant, bearer of Identity Card RG 11.383.698-3 SSP-SP, enrolled with the Individual Taxpayer’s Registry under nº 023.327.978-40, resident in the capital of the State of São Paulo, with commercial address at Av. Brigadeiro Luiz Antonio nº 3172, all elected by the Board of Directors’ Meeting held on June 22, 2005, to, for the interim, until the election of a new CEO, perform, always in group of 2 (two), the administrative and Company’s representative tasks attributed to the CEO, including cases of acting as attorney-in-facts, in terms of 1st paragraph, as well as actions resulting in acquisition, encumbrance or disposal of assets, established in 2nd paragraph, both in article 26 of the Company’s by-laws, providing that, in this last case, the Company must be represented by mandatory signature of the three Directors indicated. The current rule of the Company’s representation, according to Board Members decision, will remain valid until the election of a new CEO; (iii) facing the vacancy of CEO position, the Board Members, unanimously, agreed to initiate the process for selecting and hiring a new CEO, which will have to be concluded by January 31, 2006. Concluding, the Chairman expressed appreciation for the work and dedication of the CEO. With no further issues to discuss, these minutes were read, approved and signed by all attendees. São Paulo, October 31, 2005. Abilio dos Santos Diniz – Chairman. Marise Rieger Salzano – Secretary. Signatures: Valentim dos Santos Diniz, Abilio dos Santos Diniz , Ana Maria F. dos Santos Diniz D’Avila, João Paulo Falleiros dos Santos Diniz, Geyze Marchesi Diniz, Pedro Paulo Falleiros dos Santos Diniz, Gerald Dinu Reiss, Maria Silvia Bastos Marques, Candido Botelho Bracher, Jean-Charles Henri Naouri, Hakim Laurent Aouani, Jacques Patrice Marie Joseph Tierny, Francis André Mauger, Joël Luc Albert Mornet, Henri Philippe Reichstul.

True copy of the original.

Marise Rieger Salzano
Secretary

Maria Lúcia de Araújo
OAB/SP 189.868